[Goldman Letterhead]

October 4, 2018

VIA EDGAR

Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, NE

Washington, DC 20549

Re: Goldman Sachs Trust (811-05349), Goldman Sachs Trust II (811-22781), Goldman Sachs MLP & Energy Renaissance Fund (811-22979) and Goldman Sachs MLP Income Opportunities Fund (811-22856) (together, the “Registrants”) — Review of Annual Report Disclosures

Dear Mr. Eskildsen:

This letter responds to comments you provided telephonically to Michelle Wong and Cecily Wu of Dechert LLP on Wednesday, August 29, 2018, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR and other filings for certain series of the Registrants (each, a “Fund”), relating to the fiscal years ended August 31, 2017, October 31, 2017, November 30, 2017 and December 31, 2017 (as applicable).1 We have reproduced your comments below, followed by our responses. References herein to a “Registrant” refer to the applicable Registrant, as the context requires.

[1]

You reviewed the annual reports of the following Funds: (1) Goldman Sachs MLP & Energy Renaissance Fund, (2) Goldman Sachs MLP Income Opportunities Fund, (3) Goldman Sachs Absolute Return Multi-Asset Fund, Goldman Sachs Asia Equity Fund, Goldman Sachs Emerging Markets Equity Fund, Goldman Sachs Emerging Markets Equity Insights Fund, Goldman Sachs Focused International Equity Fund, Goldman Sachs Income Builder Fund, Goldman Sachs International Equity Insights Fund, Goldman Sachs International Small Cap Insights Fund, Goldman Sachs Large Cap Growth Insights Fund, Goldman Sachs Large Cap Value Insights Fund, Goldman Sachs N-11 Equity Fund, Goldman Sachs Rising Dividend Growth Fund, Goldman Sachs Small Cap Equity Insights Fund, Goldman Sachs Small Cap Growth Insights Fund, Goldman Sachs Small Cap Value Insights Fund, Goldman Sachs Strategic International Equity Fund, Goldman Sachs U.S. Equity Insights Fund, Goldman Sachs MLP Energy Infrastructure Fund, Goldman Sachs MLP & Energy Fund, Goldman Sachs Balanced Strategy Portfolio, Goldman Sachs Equity Growth Strategy Portfolio, Goldman Sachs Growth and Income Strategy Portfolio, Goldman Sachs Growth Strategy Portfolio, Goldman Sachs Satellite Strategies Portfolio, Goldman Sachs Global Infrastructure Fund, Goldman Sachs Global Real Estate Securities Fund, Goldman Sachs International Real Estate Securities Fund, Goldman Sachs Real Estate Securities Fund, Goldman Sachs Absolute Return Tracker Fund, Goldman Sachs Alternative Premia Fund, Goldman Sachs Commodity Strategy Fund, Goldman Sachs Managed Futures Strategy Fund, Goldman Sachs U.S. Equity Dividend and Premium Fund, Goldman Sachs International Equity Dividend and Premium Fund, Goldman Sachs U.S. Tax-Managed Equity Fund, Goldman Sachs International Tax-Managed Equity Fund, Goldman Sachs Tactical Tilt Overlay Fund, and Goldman Sachs Global Managed Beta Fund, each a series of Goldman Sachs Trust, and (4) Goldman Sachs Multi-Manager Alternatives Fund, Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, Goldman Sachs Multi-Manager Global Equity Fund, Goldman Sachs Multi-Manager Real Assets Strategy Fund, Multi-Manager International Equity Fund, Multi-Manager U.S. Dynamic Equity Fund, Multi-Manager U.S. Small Cap Equity Fund, Goldman Sachs GQG Partners International Opportunities Fund, Goldman Sachs Target Date 2020 Portfolio, Goldman Sachs Target Date 2025 Portfolio, Goldman Sachs Target Date 2030 Portfolio, Goldman Sachs Target Date 2035 Portfolio, Goldman Sachs Target Date 2040 Portfolio, Goldman Sachs Target Date 2045 Portfolio, Goldman Sachs Target Date 2050 Portfolio, and Goldman Sachs Target Date 2055 Portfolio, each a series of Goldman Sachs Trust II.

October 4, 2018

1.	Comment: Please disclose the Goldman Sachs MLP & Energy Renaissance and Goldman Sachs MLP Income Opportunities Funds’ securities lending activities pursuant to Item 12 of Form N-CSR.

Response: The Funds do not currently engage in securities lending activities. To the extent the Funds engage in securities lending, the Registrants will incorporate your comment in future filings.

2.

Comment: The distribution tab of the Goldman Sachs MLP & Energy Renaissance Fund’s website lists the Fund’s quarterly distributions. Please disclose on the Fund’s website the character of the distributions and the portion of the distributions that are return on capital. Please refer to the American Institute of Certified Public Accountants (“AICPA”) Audit Risk Alert Investment Companies Industry Developments 2008/2009 Fund Marketing Materials (“AICPA Audit Risk Alert”).

Response: The Registrant respectfully acknowledges that while the distributions listed on the Fund’s website may reflect a portion that is attributable to a return on capital, the Registrant believes the current disclosure adequately notifies investors of this possibility. Specifically, the following footnote is reflected in the distribution tab of the Fund’s website:

“It is currently anticipated that a substantial portion of the Fund’s distributions will likely be treated for tax purposes as a return of capital. A return of capital is not taxable and results in a reduction in the tax basis of a shareholder’s investment. The final determination regarding the nature of the distributions will be made after the end of the Fund’s fiscal year when the Fund can determine its earnings and profits. The final tax status of the distribution may differ substantially, and will be made available to shareholders after the close of each calendar year. The proportion of distributions that are treated as taxable distributions may also vary and or increase in future years.”

In addition, the Registrant respectfully submits that, because final amounts of return of capital paid by the Fund over the course of a fiscal year will not be known until the end of that fiscal year, disclosing specific estimated amounts of return of capital on the Fund’s website may confuse or mislead Fund shareholders. Furthermore, the Registrant notes that copies of the Fund’s most recent written statement made pursuant to Section 19 (which provide an estimate of the portion of the Fund’s distributions that is attributable to return on capital) are currently posted on the Fund’s website and are available to shareholders and prospective investors and tax reporting information for shareholders are generally available in January after the completion of the Fund’s fiscal year and reported to shareholders on Form 1099-DIV.

3.

Comment: The Goldman Sachs MLP Energy Infrastructure Fund Quarterly Fact Card dated June 30, 2018 discloses the Fund’s 12-month distribution rate. Please disclose on the Fund’s Quarterly Fact Card the portion of the distribution that represents a return on capital. Please refer to the AICPA Audit Risk Alert.

Response: The Registrant respectfully acknowledges that while the 12-month distribution rate on the Fund’s Fact Card may reflect a portion that is attributable to a return on capital, the Registrant believes the current disclosure adequately notifies investors of this possibility. Specifically, the following footnote is reflected in the Fund’s Fact Card:

October 4, 2018

“All or a portion of the Fund’s distributions may be treated for tax purposes as a return of capital, however, the final characterization of such distributions will be reported annually on Form 1099-DIV. The final tax status of the distributions may differ substantially from the above dividend information.”

In addition, the Registrant respectfully submits that, because final amounts of return of capital paid by the Fund over the course of a fiscal year will not be known until the end of that fiscal year, disclosing specific estimated amounts of return of capital in the Fund’s marketing materials may confuse or mislead Fund shareholders. Furthermore, the Registrant notes that copies of the Fund’s written statement made pursuant to Section 19 for generally the past year (which provide an estimate of the portion of the Fund’s distributions that is attributable to return on capital) are available to shareholders and tax reporting information for shareholders are generally available in January after the completion of the Fund’s fiscal year and reported to shareholders on Form 1099-DIV.

4.

Comment: In the Financial Highlights, the Goldman Sachs MLP Energy Infrastructure Fund indicates that the impact of including tax (benefit)/expense to the Fund’s ratio of expenses to average net assets is 10 basis points. Please consider including deferred tax expenses in the Fund’s fee table in its prospectus.

Response: The Registrant has revised the Fund’s fee table in its prospectus consistent with the Staff’s comment.

5.

Comment: In their respective Notes to Financial Statements, the Goldman Sachs Absolute Return Multi-Asset Fund, the Goldman Sachs Commodity Strategy Fund and the Goldman Sachs Managed Futures Strategy Fund disclose that the investment adviser waives irrevocably a portion of each Fund’s management fee in an amount equal to the management fee accrued and paid to the investment adviser by the Fund’s subsidiary in the amounts of $13,576, $284,156 and $148,878, respectively. Please confirm that the Funds’ Statement of Operations are being prepared in accordance with Rule 6-07 of Regulation S-X or whether management fees are calculated on a net basis after giving effect to the management fee waivers relating to the subsidiaries. Please also refer to paragraph 10(b) under Section IV. SEC Staff Update from the AICPA Investment Companies Expert Panel Highlights of the September 13, 2012 meeting with respect to the presentation of subsidiary expenses in the fee tables in the Funds’ prospectuses.

Response: The Registrant hereby confirms that the Funds’ Statement of Operations are prepared in all material respects in accordance with Rule 6-07 of Regulation S-X. While the management fees are calculated on a net basis after giving effect to the management fee waivers relating to the subsidiaries, the amounts of such fee waivers are fully disclosed in the notes to the financial statements. The Registrant notes that each management fee waiver arrangement will remain in place for as long as the subsidiary management agreement between Goldman Sachs Asset Management, L.P. and the respective subsidiary is in place. The Registrant respectfully acknowledges the Staff’s comments regarding the presentation of subsidiary expenses in the fee table in the Funds’ prospectuses, but believes the Funds’ current presentation satisfies the requirements of Instruction 3 of Item 3 of Form N-1A. Moreover, the Registrant notes that, in comments provided to the Goldman Sachs Trust on March 31, 2014 and to the Goldman Sachs Trust II on April 29, 2014, Staff of the Division of Investment Management asked each Registrant to confirm that the applicable Fund’s wholly-owned subsidiary’s fees and expenses were included in a Fund’s “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table of the prospectus.

October 4, 2018

6.

Comment: For fiscal year ended October 31, 2017, the Goldman Sachs Income Builder Fund and the Goldman Sachs Multi-Manager Non-Core Fixed Income Fund invested 7.5% and 15.6% of its net assets in bank loans, respectively. The Funds disclose in their respective Schedule of Investments that “the stated interest rate [of each bank loan] represents the weighted average interest rates of all contracts within the bank loan facility on October 31, 2017.” Please confirm if sufficient details with respect to the individual tranches of each loan are disclosed in accordance with footnotes 1 and 4 of Rule 12-12 of Regulation S-X. Please also refer to paragraph 1(c)(iii) of the minutes of the February 20, 2018 meeting of AICPA Investment Company Expert Panel.

Response: The Registrants acknowledge the Staff’s comment and confirm that, in the current presentation of the Schedules of Investments, bank loans are disclosed by tranche in accordance with footnotes 1 and 4 of Rule 12-12 of Regulation S-X. In certain circumstances, variable rate loans within the same tranche/spread may be disclosed in aggregate among multiple contracts with different reference rates being applied, which are at the borrower’s option and may reset periodically based on the terms of the credit agreements. In those instances, the Funds disclose the weighted average interest rate in effect for the respective period. The Funds will revise the footnotes to the Schedules of Investments in its future filings to clarify that in instances where positions are aggregated, the weighted average interest rates are disclosed.

7.

Comment: In the Schedule of Investments, the Goldman Sachs N-11 Equity Fund discloses holdings identified as investments in the “banks” industry that sum to the amount of $21,959,011 and represent 27% of the Fund’s total assets. As set forth in the Fund’s prospectus, the Fund will not invest more than 25% of the value of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry, except that, to the extent that an industry represents 20% or more of the Fund’s benchmark index at the time of investment, the Fund may invest up to 35% of its assets in that industry. Please confirm if the bank industry represented more than 20% of the Fund’s benchmark index at the time of investment.

Response: The Registrant confirms that the bank industry represented more than 20% of the Fund’s benchmark index at the time of investment.

8.

Comment: In the Schedule of Investments, the Goldman Sachs Multi-Manager Global Equity Fund and the Goldman Sachs Multi-Manager Real Assets Strategy Fund discloses investments in preferred stocks. Please include the interest rate or preferential dividend rate for the holding, as applicable, as required by Rule 12-12 of Regulation S-X.

Response: The Funds will incorporate your comment in future filings.

9.

Comment: In the Statement of Assets and Liabilities, the Goldman Sachs Target Date 2020 Portfolio discloses a payable in the amount of $2,533,250 due to the custodian. Please explain supplementally what this balance relates to. In future filings, please provide an explanation of similarly large balances due to the custodian in the Notes to the Financial Statements.

Response: The Registrant confirms that the payable due to the custodian represents a cash overdraft resulting from the payment of shareholder redemptions of approximately $3.6 million on August 30, 2017. The Registrant will ensure the sufficient description of significant amounts due to the custodian, if any, in future filings.

October 4, 2018

10.

Comment: With respect to the Goldman Sachs Target Date Portfolios, please include in the Notes to Financial Statements (Note 1 – Organization) a description of the Funds’ fund of fund structure pursuant to FASB Accounting Standards Codification 946-235-50-5.

Response: The Funds will incorporate your comment in future filings.

*                    *                     *

We will endeavor to incorporate the applicable comments discussed above as soon as reasonably practicable. Please do not hesitate to contact Michelle Wong (415.262.4544) or Cecily Wu (212.898.3868) of Dechert LLP with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Joseph F. DiMaria

Joseph F. DiMaria

Assistant Treasurer and Principal Accounting Officer

Goldman Sachs Trust

Goldman Sachs Trust II

Goldman Sachs MLP & Energy Renaissance Fund

Goldman Sachs MLP Income Opportunities Fund

cc:	Caroline L. Kraus, Goldman Sachs Asset Management

Scott M. McHugh, Goldman Sachs Asset Management

Peter W. Fortner, Goldman Sachs Asset Management

Brenden P. Carroll, Dechert LLP

Michelle Wong, Dechert LLP

Cecily Wu, Dechert LLP